Exhibit 99.2

Afya Limited

P.O. Box 309

Ugland House
Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Afya Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, 15th Floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, and virtually by accessing the following link https://web.lumiconnect.com/283874046 (password: afya2024), on the 5th day of June, 2024 at 10:00 a.m. BRT.

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2023 can be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br com and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

On or about May 17, 2024, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on May 10, 2024, BRT (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 88,056,785 Common Shares were issued and outstanding, including 44,254,022 Class A Common Shares and 43,802,763 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolution to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about May 17, 2024, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., BRT, on June 4, 2024 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, mobile device, proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@afya.com.br, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., BRT, on June 4, 2024.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

The Company seeks shareholder approval and ratification of the Company’s 2023 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2023. A copy of the Company’s 2023 financial statements is available on the on the Investor Relations section of the Company’s website at https://ir.afya.com.br.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2023 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.afya.com.br and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Kay Krafft May 17, 2024

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